UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings Release

1st quarter of 2024
(BRGAAP)



Santander

santander.com.br/ri/

Index

Earning Release of the 1st quarter of 2024 (BRGAAP)

We consolidated our strategy with a good performance this quarter. We highlight a strong volume performance, based on liabilities, by the expansion of our funding plan, as well as the gradual resumption of business dynamics, which boosts the portfolio's growth, benefiting the Client NII and presenting a positive perspective for the year. The Market NII continues to evolve and is already at a positive level, in line with the expectations we shared in the previous quarters. We also see more favorable perspectives on fees, reinforcing the diversification of our portfolio. As for our asset quality, the LLP remained stable in the quarter, which along with the portfolio's growth led to a decrease in the cost of risk, supporting 2024's improvement trajectory. The NPL ratios remain controlled, with particular emphasis on the short-term NPLs for individuals, which reaches the best level since 1Q22. In the efficiency factor, we will further consolidate our culture of productivity. With this, we are building a solid, durable portfolio with the ability to generate sustainable results.

For the last two years we have focused on being our customers' primary bank, by obsessively seeking their experiences and getting to know their behavior, expectations and bringing them to trade with us: where, how and when the customer desires, through our comprehensive multi-channel offering. We strengthen our service channels, with ongoing advancements in digital channel, becoming easier and more intuitive, material advances in remote conversation, with the use of Gen AI and greater chat participation, also focusing on the new commercial model of stores, as a convenience channel that accommodates customers from all segments and is now oriented towards flow management. We have also introduced the regionally based "platforms" concept for medium-income customers.

Thus, 2024 begins on an even more promising note. The consolidation of our strategy allows us to maintain our track record of expansion, with **"Começa Agora"**, a new brand positioning, in which we aim to be closer to our customers in their everyday lives, establishing a partnership relationship. We launched **"free"**, with a complete redesign of the Mass Income offering, which brings a new digital experience, along with a continuous and multi-channel conversation, as well as being differential in the market, bringing greater proximity with our customers.

In sync, we persist in our goal of being Brazil's top premium service platform, through Santander Select, which reaches the highest level of net inflows in the segment's history, with growth of 3x in two years. Moreover, we keep bolstering our strategic business, which directs our portfolio's profitability. We continue to grow sustainably in (i) cards, which shows consistent turnover growth and customer base expansion. In (ii) payroll loans, we have made solid progress, with portfolio growth and loan quality exceeding market averages. Additionally, (iii) we have achieved a record in auto loan origination, while in (iv) agribusiness, we maintained consistent portfolio growth and sustainable revenue increase. In (v) Companies, we aim to be the bank of choice for our customers. For SMEs, we have strengthened our service model, making it tailored to customers' profiles and with regional coverage, while also resuming loan expansion, which will support our potential to double the size of this business. In the Corporate segment, we have maintained our prominent position across various businesses and increased our loan and private securities portfolios over the year.

We will continue the path of growth and profitability with business expansion, loyalty, evolution of leverages and endless transformation with customers, employees, shareholders and the society.

MARIO LEÃO
CEO OF SANTANDER BRASIL

Financial Highlights | 1Q24

Expanded Loan Portfolio
R$ 654.0 billion (+1.7% QoQ and +8.1% YoY)
Loan portfolio growth driven by Individuals and Consumer Finance

Net Interest Income
R$ 14.8 billion (+7.3% QoQ and +14.5% YoY)
Client and market NII grow quarterly, with a positive evolution of spreads

NPL 15-90 days
3.8% (Stable QoQ and -0.7 p.p. YoY)
NPL at controlled levels, highlighted by the performance in the Individuals segment

Fees
R$ 4.9 billion (-2.4% QoQ and +12.8% YoY)
Fees expansion over the year and seasonal effect in the quarter

Cost of risk[1] | 12M
3.8% (-0.2 p.p. QoQ and -0.8 p.p. YoY)
Positive outlook on cost of risk for the year

Expenses
R$ 6.3 billion (-4.3% QoQ and +5.0% YoY)
Expenses declined during the quarter, while the efficiency ratio hits its lowest level in recent periods

Funding balance
R$ 623.4 billion (-0.6% QoQ and +10.1% YoY)
Inflows grow annually through the expansion of the funding plan

Net Profit
R$ 3.0 billion 1Q24
(+37.1% QoQ and +41.2% YoY)

(1) Considering the effect of the provision for a specific case in wholesale in the 4Q23, the 12M cost of risk would have been 3.9% in the 1Q24 and 4.1% in the 1Q23, representing -0.2 p.p. QoQ in 1Q24.

Strategy progress:

Customer centricity

We are a digital bank with stores, available where, how and when the customer desires

We focus on becoming the primary bank for customers. Our customer-centric strategy translates into healthy growth of our base, especially among loyal customers, and in the evolution of satisfaction levels, as measured by the NPS.

We reached 8.9 million loyal customers in March/24 (+4% YoY) and attracted 1.6 million customers in 1Q24 (+15% QoQ), leveraging cross-selling opportunities within our ecosystem. This quarter, we acquired 164,000 customers from payroll, 130,000 from Consumer Finance, 117,000 from Universities, and 58,000 from Prospera.

The progress of our business model, focused on continually improving the experience of our customers, has boosted revenue growth. Consequently, revenue per customer from the new vintages is higher than that of vintages from previous years. We continue to advance in our profitability levers, which are driven by Select, investments, strategic businesses, and Mass Income.

Customers

- **65.8 million** Total +7% YoY
- **8.9 million** Loyal +4% YoY
- **31.1 million** Active -2% YoY
- **1.6 million** Acquisition in the 1Q24 (+15% QoQ)

Profitability

Quarterly revenue per customer by vintage


2021 Vintage
2022 Vintage
2023 Vintage
156
133
100
88
1Q23
1Q24

NPS

Individuals 60 (+7 YoY)	**Channels**	Digital 73 (+8 YoY)
Companies[2] 40 (+11 YoY)	**Products**[3]	Individual Account 78 (+9 YoY)

Channels	Digital	Remote	Physical
NPS	73 (+8 YoY)	73 (+19 YoY)	70 (+10 YoY)

Products[3]	Individual Account	Card	Business Account[1]
NPS	78 (+9 YoY)	86 (+6 YoY)	70 (+6 YoY)

Segment	NPS
Individuals	60 (+7 YoY)
Companies[2]	40 (+11 YoY)

Santander Select

Ambition of becoming the leading platform for premium services in Brazil

We continued to make progress in the segment by providing tailored, 24/7 accessible service with unique offerings, financial advisory, and an extensive investment platform. As a result, we have reached 1.4 million customers (+71% YoY and +5% QoQ) and achieved an NPS of 68 points (+6 pts YoY). We have consolidated our investment client base, with growth of 58% over 2 years. Moreover, we have attained the highest net inflow in our history. Our loan portfolio totaled R$ 68 billion (+58% in 2 years), accounting for 27% of the individual retail portfolio.

Investment clients[3]
(base 100)


100
120
156
158
Mar/22
Mar/23
Dec/23
Mar/24

Net inflow
(base 100)


100
171
236
293
1Q22
1Q23
4Q23
1Q24

Loan portfolio
(R$ billion)


+58%
42.8
59.4
66.2
67.8
Mar/22
Mar/23
Dec/23
Mar/24

(1) Considering SMEs segment. (2) At the time of product purchase. (3) Internal concept of customers with investments exceeding R$ 100,000.

Strategy progress:

Customer Centricity | Customer base monetization | Expansion of strategic businesses | Culture and People

We are a digital bank with stores, available where, how and when the customer desires

We continue to constantly evolve our comprehensive multichannel offering, blending human interaction with the digital environment and artificial intelligence to deliver the finest experience to our customers across all touchpoints with the Bank.

Digital First

Our digital channel remains the primary means of customer interaction, with nearly 90% of our active account holders utilizing our App and 96% of the Bank's financial transactions being conducted through this channel (+2 p.p. YoY). Meanwhile, we have observed a 35% decrease in in-store visits over the past two years, as well as a reduction of 22% in average calls per customer in three years. With a focus on enhancing the customer experience and the ongoing technological evolution, we continue to further improve our App, making the user journeys increasingly straightforward. As a result, we have achieved 580 million average access per month in the channel in 1Q24 and a 19% increase in contract sales over two years, highlighted by payroll loans (+55%).

Conversational remote

We maintain our continuous transformation, combining Gen. AI with human capabilities to boost our business operations. Striving to be increasingly solution-oriented and connected in the remote channel, our resolution rate[1] hit 96% in 1Q24 (+3 p.p. in two years). We are also seeing an increase in daily interactions (+29% YoY), accompanied by a substantial rise in chat usage (+12 p.p. over two years). Moreover, our quest for efficiency and productivity has enabled us to cut our cost per interaction by 26%.

New store model

We remain guided by value creation, with the store being a convenience channel and a part of our complete multichannel offering, now serving, selling and acquiring customers from all segments, transitioning from client portfolio management to flow management. We have optimized our service network, with expertise in the store's microregions and bringing the bank to the customer. We have also introduced a new middle-income model based on "platforms" to foster closer relationships with our customers. Furthermore, we are reinforcing the acquisition of more qualified customers, with better risk profiles and stronger loyalty, thus supporting our profitability.

Launch of "free"

Over the past two years, we have deepened our focus on customer centricity by enhancing our offerings and service channels. We are ready for a new chapter in our history with **"Começa Agora"**, a new positioning of our brand, in which we aim to be closer to our customers in their everyday lives, establishing a partnership relationship. To materialize the beginning of this new cycle and the focus on consolidating customer principality, we are launching **"free"**, a complete redesign of our Mass Income offering, with a new digital experience, much simpler and intuitive, complemented by continuous multichannel conversation with our customer, by an integration across our App, Chat, and store.

- Free account and card
- Unlimited withdrawals
- 10 days interest-free with PIX key




COMEÇA
AGORA
uma nova relação do Santander com você

(1) First call resolution rate.

Strategy progress:

Customer Centricity | Customer base monetization | Expansion of strategic businesses | Culture and People

Investments

Expansion of the funding plan

The **expansion of our funding plan** is one of our main growth levers. We focus on specialization and proximity, leveraging digitalization and technology to enhance productivity, as well as to provide a comprehensive and targeted offering.

Retail investments

We achieved R$ 7.2 billion in net inflows in the 1Q24[1], marking an annual growth of 30%, with individual retail customers expanding by 86% over the same period.

Furthermore, our number of individual investment client base[2] has increased by 10% in the year.

Owing to continuous enhancements in customer experience, our NPS reached 82 points (+11 pts YoY).

Santander AAA

Our expansion plan continues to evolve, as we have reached 1.5 thousand advisors in March/2024, with the ambition of reaching 2.0 thousand in the upcoming months. In 1Q24, we sustained significant growth in net inflow per advisor and NPS, which stood at 82 points (+28 points YoY).

R$ 3.7 million of quarterly average net inflow per advisor (+46% vs 1Q23)

R$ 5.0 billion of net inflow in the 1Q24 (+2x vs 1Q23)

TORO

The closing of the full acquisition of Toro will keep creating synergies for our investment ecosystem, specially in terms of value generation for our customers. Toro has maintained its NPS at the level of 83 points, with 1.5 million customers (+18% YoY). Furthermore, its revenues have grown by 32% in the annual comparison.

R$ 3.2 billion of net inflow in 1Q24

R$19.7 billion in AuC (+43% vs 1Q23)

Santander Private Banking

Global expertise and **strong local operations**

R$ 1.6 billion of net inflow in the 1Q24

For the 2nd consecutive year, we have been recognized as the best International Private Banking in Brazil by Euromoney. In addition, we continued to grow our market share, increasing it by 0.5 p.p. YoY[3]. Our NPS reached 83 points (+6 pts YoY).

(1) Retail inflows include AAA. (2) Internal concept of customers with investments exceeding R$ 100,000. (3) Source: Anbima. Data as of Feb/24.

Strategy progress:

Cards

Cards as a lever for principality

By refining our offerings, we have continued to experience growing recurrence in the use of our cards, which has reflected in a rise in average spending per customer (+13% YoY). With the resumption of growth in the second half of 2023, we have been able to sustainably increase the number of cards issued, with a focus on the customer experience, resulting in a faster activation after the card has been purchased. As a consequence of the product's expansion, we have continued to grow our customer base, achieving a 3% rise in active customers year-over-year, with 86% of our total cardholders also having an account with the bank. These factors culminated in a 14% YoY increase in credit turnover.


Credit turnover
(Growth YoY)
-1%
3%
7%
11%
14%
1Q23 2Q23 3Q23 4Q23 1Q24
+13% YoY in average spending per customer


Customer base expansion[1]
(Growth YoY)
-13%
-10%
-4%
-1%
3%
1Q23 2Q23 3Q23 4Q23 1Q24
86% of our cardholders also have an account with the Bank


Sustainable growth
Cards issued (base 100 in 4Q21)
43
64
65
1Q23 4Q23 1Q24
Increased activation
after signing up for the product

Payroll loans

Origination pace above the market

Our payroll loan portfolio totaled R$ 72 billion, outpacing market growth[2] (+15% YoY by Santander vs. +6% by Brazil's National Financial System), leading to a market share[2] expansion of +0.8 p.p. YoY.

Our origination continues to exhibit an accelerated pace, recording substantial growth of 2x over two years. We also continued to make progress in improving loan quality, with a reduction of 0.6 p.p. in the over-90-day NPL ratio during the same period (vs. a decrease of 0.4 p.p. in the Brazilian Financial System's ratio[2]). The profitability of our new loan vintages continues to evolve, showing a rise of 17% annually.


Loan portfolio
(R$ billion)
+34%
53.9
61.7
67.6
72.0
Mar/22 Mar/23 Dec/23 Mar/24


Origination
(Base 100)
100
159
205
1Q22 1Q23 1Q24

(1) Active customers with credit card. (2) Data of Feb/24.

Strategy progress:

Consumer Finance

Santander Financiamentos

We continue to set the standard in convenience and quality of customer service from the first engagement with the bank, providing an intuitive, straightforward, and 100% digital platform for vehicle financing. With the goal of enhancing our customers' experience, we have streamlined the auto financing approval process to just 2 clicks, enabling us to attain an origination NPS of 93.

With strong commercial capabilities and robust distribution networks, we continue to lead the country's vehicle financing segment, holding a 21% market share in auto loans to individuals[1]. We have reached R$ 72.2 billion in our consumer finance portfolio (+3.6% for the quarter and, disregarding the impact of our stake in Banco PSA from previous periods, +11.0% for the year). In addition, we continue to explore cross-selling opportunities and win new customers for the bank, achieving 130,000 new acquisitions over the quarter (+16% QoQ).

Supported by strategic partnerships that bolster our market leadership, in 1Q24 we have once again recorded the highest volume of auto loan origination in our history, amounting to R$ 12.4 billion (+49% YoY and +5% QoQ).

Record auto loans origination (R$ billion)


+65%
7.5
8.4
11.8
12.4
1Q22
1Q23
4Q23
1Q24

Auto loan portfolio maintaining a strong pace (R$ billion)


+14%
56.1
58.0
61.2
64.1
Mar/22
Mar/23
Dec/23
Mar/24

NPL 90 outperforms the Brazilian Financial System (Feb/24 vs Feb/23)


SFN
Santander
-0.6
-0.8

-37% in Over 30-days in Auto Loans to Individuals (Dec/23 vs. Dec/22)

sim. Loan platform

Santander's financial solutions company specializing in B2C and B2B2C, has witnessed an expansion in its loan portfolio and fee income. In 1Q24, we increased our origination by 15% for the year, driven by industries such as solar energy and healthcare.

In pursuit of becoming a benchmark platform for financial solutions in the market, SIM keeps strengthening the consolidation of its business verticals: SIM DIGITAL, by broadening its self-service product portfolio for customers; SIM PARCEIROS, through the integration of new sales channels and by extending its sales reach via partnerships; and SIM BENS, leveraging a nationwide commercial sales force and customized offerings to generate more business.

(1) Data of Feb/24.

Strategy progress:

Customer Centricity | Customer base monetization | **Expansion of strategic businesses** | Culture and People

Diversifying the portfolio with consistency and profitability

Agribusiness
Strengthening the ecosystem

We provide solutions for the entire agribusiness value chain. We achieved a total loan portfolio of R$ 55.4 billion (+87% in two years) and our revenues grew by 2x within the same period.

R$ 55 billion loan portfolio (+39% YoY)

Insurance
End-to-end solutions for our customers

Our written premiums amounted to R$ 3.4 billion in 1Q24 (+32% YoY) and we continued to stand out in the personal insurance segment, with a market share of 14% in premiums[1] (+2.5 p.p. YoY), as well as in personal accident insurance[1], with a 23% share (+10.1 p.p. YoY).

In the Open category for non-loan-related insurance, we wrote R$ 1.8 billion in premiums in 1Q24 (+65% YoY). At Santander Auto, 28% of all Consumer Finance loans were contracted with insurance.

R$ 3.4 billion in premiums written (+32% YoY)

"Consórcios"
Suitable offering for an environment of high interest rates

Our ongoing investments in digitalization, expansion of our offerings, multi-channel distribution, and improvements in after-sales service have enabled us to reach R$ 4.2 billion in origination in 1Q24 (+14% QoQ), highlighted by real estate origination (+10% QoQ). We remain focused on refining the customer experience, as reflected by our NPS of 85 at the time the product is purchased (+4 points YoY).

R$ 39.1 billion in loan portfolio (16% YoY)

Mortgage loans
Focus on the customer journey

We make available to our customers digital signature and electronic registration, featuring a seamless digital journey and structured transmission of data directly to the registry office. Consequently, in 1Q24, our NPS measured at the time of product purchase reached 74 points.

R$ 62.4 billion in loan portfolio (+6% YoY)

Home-equity
Market leadership[2]

At UseCasa, our home-equity product, we have amassed a loan portfolio of R$ 4.5 billion (+11% YoY). Meanwhile, at UseImóvel, which caters to business customers, our loan portfolio has expanded by +101% over the year.

21% portfolio market share[3] Use Casa

(1) As of Jan/24 (2) Among privately-owned banks. (3) Source: Abecip, as of Feb/24.

Strategy progress:

Customer Centricity | Customer base monetization | **Expansion of strategic businesses** | Culture and People

Companies

Ambition to be the bank of choice for companies

Increase in the expanded loan portfolio
(R$ billion)


252.1
299.9
319.7
1Q22
1Q23
1Q24

Growth of the segment revenues
(base 100)


100
107
112
1Q22
1Q23
1Q24

SMEs

Potential to double the business, growing with our customers

Strengthening the customer service model

+2x monthly visits per specialist

We keep moving forward with our expansion plan by enhancing our customer service model. We have adjusted and strengthened this model to align with our customers' profiles with microregion coverage. Furthermore, we are employing CRM to deliver a customized value proposition, with higher quality in the loans we issue. As a result, our expanded loan portfolio has reached R$ 78 billion (+1% QoQ and +11% YoY), while our funding balance has increased by +33% over the past two years. Total revenues have been growing sustainably, showing an expansion of 15% in two years.

Corporate

Services tailored to our customers' complexity and sophistication

R$ 242 billion in the expanded loan portfolio
(+5% YoY)

We continue to hold a prominent position in the market. We are leaders in trade finance[1], commanding a 24% market share, in project finance[2], with an 8% share, and in foreign exchange[3] for the 9th consecutive year. Additionally, we secured 2nd spot in the national derivatives[4] ranking. We stand as the second largest independent energy trader[5]. We also keep evolving in Banking as a Service, with a +24% increase in transaction volume via APIs year-over-year and a +67% growth of partnerships over the quarter. As a result, our expanded loan portfolio has reached R$ 242 billion (+5% YoY), while total revenues have seen a rise of 9% over the past two years.

(1) International Chamber of Commerce. (2) Infralogic. (3) Brazilian Central Bank. (4) B3 Ranking. (5) Electricity Trading Chamber.

Strategy progress:

Technological culture

Our culture of productivity and operational excellence fosters continuous improvement in the customer experience

We are a digital Bank with stores, focusing on the digitalization and simplification of the customer experience. By leveraging our technology, we drive our physical and remote distribution network, with 96% of customers using at least 2 channels. We employ hyper-personalization for customized offerings, with 5 thousand microsegments already defined. In addition, aiming to boost productivity, we continue to use generative AI to cut down on remote channel service time. We continue to invest in modernizing our infrastructure, with agility, quality, and stability. This has resulted in a 44% increase in deployments year-over-year, with 87% of these implementations being immediate. We currently have 96% of our operations running in the cloud, marking an improvement of 5 percentage points on an annual comparison. In addition, we managed to maintain a good digital stability performance as per Downdetector, which gauges our service availability through user mentions, where we have been a benchmark for stability over the past year.

We pursue efficiency through data internalization, simplification, standardization, and reutilization. We operate with 27 business domains, focusing on results and transformation, and supported by 565 squads. In this way, we make progress in our operational model by merging technology teams with business, yielding structural efficiency gains.

Tools Service, our service and operations company, continues to make a positive contribution to our implementations, achieving a 24% increase in the volume of services provided relative to the previous year.

Thanks to these initiatives, we keep lowering our unit cost per financial transaction, while simultaneously experiencing greater transactionality.


Total transactions (billion)
Unit cost (base 100)
0.97
1.06
1.28
1.79
2.12
3.07
100
97
80
61
55
41
2.4x transactions in 3 years
1Q19
1Q20
1Q21
1Q22
1Q23
1Q24


Obsession with customer experience
Agility and stability
Communities integrated with the business

Strategy progress:

Customer Centricity | Customer base monetization | Expansion of strategic businesses | **Culture and People**

Our people are the greatest **lever for delighting our customers**

Our growth story intertwines with the story of our people, and with compromise to building a strong company, set to offer the best experience to our customers and communities around us. To achieve this, we continue to strengthen our unique and horizontal culture based on empowerment, proactivity, and diversity, fostering an environment of constant innovation.

We were elected the **10th Best Company to Work** for in the national ranking by **GPTW**.

eNPS[1] **79 pts**



Diversity & **Inclusion**

35.6% **Black and brown** employees
+4.7 p.p. YoY

35.1% **Women** in leadership roles
+1.8 p.p. YoY

Santander Academy, **strengthening our culture**

Training aimed at enhancing our customers' experience and streamlining processes. Concepts such as customer centricity, entrepreneurship and innovation, data analysis, and digital mindset.

76% of employees participated in **training** during the year

80% of **internal courses** are taught by our own employees

(1) eNPS (Employee Net Promoter Score) – measurement of employee satisfaction levels.

Strategy progress:

Customer Centricity | Customer base monetization | Expansion of strategic businesses | **Culture and People**

ESG



Environmental:

Commitment to the environment, fostering sustainable businesses, and ambition to being Net Zero by 2050

In the field of Sustainable Businesses, we advanced in the process of tagging operations, products, or customers with a positive social or environmental impact, as per Santander's taxonomy, achieving R$ 27.5 billion in our portfolio[1] (+19% QoQ). We also maintained our market leadership in CBIOs (carbon credits) with a 39% market share.

We hosted the "Connections for Net Zero Agribusiness" event in partnership with WayCarbon, to discuss challenges and solutions for the decarbonization of the agribusiness supply chain.

We announced an offering for rural producers to invest in decarbonization practices. This initiative, developed in collaboration with Agoro Carbon Alliance Brazil, aims to foster more productive and resilient farming.

We established an important partnership with an automaker to provide app-based drivers with more favorable financing terms.

We joined B20 Brazil's Task Forces on Energy Transition, Digital Transformation, Finance & Infrastructure, and Employment & Education.



Social:

For over 20 years contributing to building a **more inclusive society, with access to education and financial products**

Prospera Santander Microfinance, our program for productive microcredit, achieved a loan portfolio of R$ 3.0 billion in March/2024. We rolled out the "Educate to Prosper" project, which trained approximately 150 Prospera supervisors to conduct financial education initiatives.

We launched the calls for the 'Valuable Friend' and 'Elderly Partner' programs ('Amigo de Valor' and 'Parceiro do Idoso', respectively), contributing to uphold the rights of children, adolescents, and elderly individuals in situations of violence and vulnerability.

Through the 'Chama Indica' and 'Prepara Futuro' initiatives, we continue to support approximately 2,000 individuals in achieving productive inclusion, generating stable income, expanding job positions, and promoting employment formalization.



Governance:

Promoting ESG in our culture, **permeating throughout all our businesses**

Our Board of Directors has maintained its diversity and independence, with 36% of its members being women and 55% of its members being independent.

At the beginning of 2024, we were awarded an A- rating by the CDP, the largest database on corporate practices concerning climate change, emissions, water, and forests.

Furthermore, we have been included in the 2024 ISE (Corporate Sustainability Index) portfolio, which we have been a part of since 2010.

(1) Portfolio considering operations that fit within Santander's Sustainable Finance Classification System ("SFCS").

1st quarter 2024 Performance Analysis

The quarterly performance aligns with the trends discussed at the end of 2023 and is substantiated by NII evolution, underscoring our growth resumption, expansion in our retail loan portfolio, and improvement in the cost of risk. In this way, we are progressing towards a more diversified portfolio.

Net interest income advanced by 7.3% in the quarter, demonstrating a positive performance from both client and market activities. Growth in client NII was a result of both volumes and spreads, which validates our assertive strategy for the gradual resumption of business dynamics. Meanwhile, market NII, at a positive level, confirms the expectations we had disclosed to the market in previous quarters. On an annual basis, total net interest income expanded by 14.5%, anchored by the solid performance of volumes and pricing discipline.

The expanded loan portfolio increased by 1.7% in the quarter, primarily benefiting from growth in loans to individuals, where payroll loans maintained an accelerated growth pace. Consumer finance, with successive auto loan origination records, exhibited satisfactory growth during the quarter. Compared to the prior year, the portfolio grew by 8.1%, mainly due to the retail segment, consumer finance, and SMEs, as well as the portfolio of private securities and guarantees.

Our strategy of expanding the funding plan continues, as we strive for a more balanced mix between wholesale and retail. Thanks to our investment ecosystem, which includes AAA and Toro, as well as Private Banking, individual customers currently account for 44% of our total client funding, marking an increase of two percentage points over the last three years.

In fees, we observed a slight quarterly contraction, prompted by seasonality. In contrast, the year-over-year expansion was substantial, achieving a 12.8% growth, driven by the resumption of credit and stronger transactionality. Insurance, credit operations, and securities brokerage and placement fees exhibited an outstanding performance relative to a year earlier.

The loan portfolio continues to perform well and our loan quality indicators remain under control, with a notable improvement in short-term NPL over the year, especially among individual customers, where it dropped by 1.4 percentage points. Consequently, the cost of risk decreased by 0.8 p.p. over 12 months.

Expenses fell this quarter due to seasonal effects from 4Q23. We continue to manage expenses efficiently, which, combined with the positive evolution of revenues, led to an improvement in our efficiency ratio to 39.7%, the lowest level in recent periods.

We have progressed as anticipated and achieved a net profit of R$ 3.0 billion in 1Q24. The breakdown of our results highlights a significant expansion in our business, with quality in our balance sheet and increased loyalty among our customer base, advancing to become the primary for customers in their financial decisions.

GUSTAVO ALEJO,
CFO OF SANTANDER BRASIL

Quarterly Highlights
(1Q24 x 1Q23)

Net Profit

R$ 3.0 billion **+41.2%**

Expanded loan portfolio

R$ 654 billion **+8.1%**

Funding from Clients

R$ 623 billion **+10.1%**

Client NII

R$ 14.5 billion **+3.2%**

Market NII

R$ 333 million **n.a.**

Managerial Cost of Risk [1] 12M

3.8% **-0.8 p.p.**

Efficiency ratio

39.7% **-1.4 p.p.**

Managerial ROAE[2]

14.1% **+3.5 p.p.**

(1) Considering the effect of the provision for a specific case in wholesale in the 4Q23, the 12M cost of risk would have been 3.9% in the 1Q24 and 4.1% in 4Q23, representing -0.2 p.p. QoQ in 1Q24.
(2) Disregarding a specific case in wholesale in the 4Q23. Considering a specific case, ROAE would have been 10.4% in the 4Q23, representing a variation of +3.7 p.p. QoQ.

Executive Summary

R$ million

	1Q24	4Q23	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Results					
Managerial Net Profit	3,021	2,204	37.1%	2,140	41.2%
Performance indicators (%)					
Managerial return on average equity [1] - annualized	14.1%	12.3%	1.8 p.p.	10.6%	3.5 p.p.
Managerial return on average asset [1] - annualized	1.0%	0.9%	0.1 p.p.	0.8%	0.2 p.p.
Efficiency ratio[2]	39.7%	43.0%	-3.3 p.p.	41.1%	-1.4 p.p.
Recurrence raio[3]	77.6%	76.1%	1.5 p.p.	72.2%	5.3 p.p.
NPL ratio (over 15 to 90 days)	3.8%	3.8%	0.08 p.p.	4.5%	-0.71 p.p.
NPL ratio (over 60 days)	3.9%	3.8%	0.07 p.p.	4.1%	-0.20 p.p.
NPL ratio (over 90 days)	3.2%	3.1%	0.08 p.p.	3.2%	0.01 p.p.
Coverage ratio (over 90 days)	209%	222%	-13.0 p.p.	244%	-34.6 p.p.
	Mar/24	Dec/23	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23
Balance sheet					
Total Assets	1,169,476	1,153,196	1.4%	1,049,270	11.5%
Loan portfolio	525,353	516,618	1.7%	500,314	5.0%
Total expanded credit portfolio[4]	654,020	643,040	1.7%	605,063	8.1%
Funding from clients[5]	623,427	627,145	-0.6%	566,249	10.1%
Equity	87,029	86,084	1.1%	82,701	5.2%
BIS ratio	14.5%	14.5%	0.0 p.p.	13.8%	0.7 p.p.
CET1 ratio	11.4%	11.5%	-0.1 p.p.	10.8%	0.6 p.p.
	Mar/24	Dec/23	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23
Shares Indicators					
Market Cap (R$ million)	106,364	120,601	-11.8%	100,580	5.8%
Managerial Net Profit by unit (R$) - annualized	3.24	2.37	36.7%	2.30	40.9%
Accounting net profit by unit (R$) - annualized	3.15	2.28	38.2%	2.22	42.0%
Total shares by the end of the period - million[6]	7,462	7,444	0.2%	7,446	0.2%
Book value by unit (R$)	23.11	22.89	1.0%	21.88	5.6%
IoC and Dividends[7] (R$ million)	1,500	1,500	-	1,700	-
Other data					
Employees	55,210	55,611	(401)	53,556	1,654
Stores and points of sale	2,588	2,677	(89)	2,962	(374)
Own ATMs	9,051	9,406	(355)	11,416	(2,365)
Shared ATMs	24,108	24,169	(61)	24,230	(122)

(1) Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 808 million in March 2024, R$ 887 million in December 2023 and R$ 1,256 million in March 2023. Disregarding a specific case in wholesale in the 4Q23. Considering a specific case, ROAE would have been 10.4% in 4Q23, representing a variation of +3.7 p.p. QoQ in 1Q24. Considering a specific case, ROAA would have been 0.8% in 4Q23, representing a variation of +0.3 p.p. QoQ.

(2) Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).

(3) Recurrence Ratio: Fees / General Expenses

(4) Including private securities, guarantees (Agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, mortgage receivables certificates - "CRI", international distribution promissory notes, promissory notes, and guarantees).

(5) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(6) Number of shares representing the outstanding share capital, excluding treasury shares.

(7) Amounts paid/provisioned, declared, and apportioned from Shareholders' Equity during the period. On April 10th of 2024, the distribution of interest on Equity in the amount of R$ 1,500 million was approved, with payments beginning May 15th of 2024, based on shareholder records as of April 19th of 2024.

Managerial Income Statement[1]

R$ million

	1Q24	4Q23	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Net Interest Income	14,790	13,780	7.3%	12,916	14.5%
Client NII	14,457	13,882	4.1%	14,004	3.2%
Market NII	333	(102)	n.a.	(1,088)	n.a.
Fees	4,886	5,007	-2.4%	4,332	12.8%
Total Revenue	**19,676**	**18,787**	**4.7%**	**17,248**	**14.1%**
Allowance for Loan Losses	(6,043)	(6,837)	-11.6%	(6,765)	-10.7%
Provision for Loan Losses	(6,765)	(7,657)	-11.6%	(7,699)	-12.1%
Income from the Recovery of Written-Off Loans	723	820	-11.8%	934	-22.6%
General Expenses	(6,297)	(6,582)	-4.3%	(5,997)	5.0%
Personnel Expenses	(3,059)	(2,952)	3.6%	(2,777)	10.2%
Administrative Expenses	(3,238)	(3,630)	-10.8%	(3,220)	0.6%
Tax Expenses	(1,332)	(1,322)	0.8%	(1,114)	19.6%
Investments in Affiliates and Subsidiaries	45	45	0.8%	42	7.5%
Other Operating Income/Expenses	(2,532)	(2,205)	14.9%	(1,601)	58.2%
Operating Income	**3,516**	**1,886**	**86.4%**	**1,814**	**93.8%**
Non Operating Income	23	53	-56.3%	81	-71.5%
Net profit before Tax	**3,539**	**1,939**	**82.5%**	**1,895**	**86.8%**
Income Tax and Social Contribution	(484)	334	n.a.	273	n.a.
Minority Interest	(34)	(68)	-50.9%	(27)	24.1%
Managerial net profit	**3,021**	**2,204**	**37.1%**	**2,140**	**41.2%**
Accounting net profit	**2,936**	**2,119**	**38.6%**	**2,063**	**42.3%**

Managerial net profit and managerial ROAE[2]

R$ million



+3.5 p.p.
+1.8 p.p.
Managerial ROAE
10.6%
11.2%
13.1%
12.3%
14.1%
2,140
2,309
2,729
2,204
3,021
1Q23
2Q23
3Q23
4Q23
1Q24

(1) This quarter, we reclassified certain items that were previously included in Other Operating Income and Expenses to the lines of Net Interest Income, Fees, and General Expenses. For comparability purposes, we have reclassified the information from 2023.

(2) Disregarding a specific case in wholesale in the 4Q23. Considering a specific case, ROAE would have been 10.4% in 4Q23, representing a variation of +3.7 p.p. QoQ in the 1Q24.

Net Interest Income

R$ million	1Q24	4Q23	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Client NII	**14,457**	**13,882**	**4.1%**	**14,004**	**3.2%**
Product NII	13,810	13,311	3.7%	13,080	5.6%
Volume	573,547	561,895	2.1%	537,400	6.7%
Spread[1] (p.a.)	10.01%	9.73%	*0.28 p.p.*	10.24%	*-0.23 p.p.*
Market NII	**333**	**-102**	**n.a.**	**-1,088**	**n.a.**
Net Interest Income	**14,790**	**13,780**	**7.3%**	**12,916**	**14.5%**

(1) This quarter, we revised the spread calculation to adopt an exponential approach. For comparability purposes, we have reclassified the historical data from 2023.

Net interest income reached R$ 14,790 million in 1Q24, advancing by 7.3% in three months. Client NII amounted to R$ 14,457 million, expanded 4.1% in the quarter, attributed to expanded volumes and spreads. Meanwhile, Market NII also rose during the period, benefiting from its sensitivity to interest rates.

On a year-over-year basis, net interest income saw growth of 14.5%, driven by the positive dynamics in Client NII, primarily due to volumes, and growth in revenues from Market NII during the period.

Client NII increased by 4.1% in the quarter. Product NII saw growth thanks to the expansion of the credit margin, largely due to increased volumes and the product mix, which resulted in higher spreads. Funding NII decreased during the quarter, affected by the reduction in spreads given the lower Selic rate, which was partially offset by the growth in volumes. On a year-over-year basis, Client NII rose by 3.2%, thanks the solid performance of the credit margin, owing to higher volumes and spreads.

Market NII exhibited a positive level and grew both quarterly and annually, reaching R$ 333 million in 1Q24.

Evolution of net interest income

R$ million


-0.23 p.p.
+0.28 p.p.
Spread (p.a.)
NII
Client NII
Market NII
10.24%
9.99%
9.69%
9.73%
10.01%
12,916
13,332
13,151
13,780
14,790
14,004
14,068
13,797
13,882
14,457
-1,088
-736
-647
-102
333
1Q23
2Q23
3Q23
4Q23
1Q24

NII growth YoY


-6.1%
4.9%
4.4%
8.8%
14.5%
1Q23
2Q23
3Q23
4Q23
1Q24

Fees

R$ million

	1Q24	4Q23	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Cards	1,238	1,308	-5.3%	1,196	3.5%
Current Account Services	851	855	-0.5%	819	3.8%
Insurance Fees	951	1,023	-7.0%	756	25.9%
Credit Operations	583	567	2.8%	471	23.9%
Securities Brokerage and Placement	394	475	-17.0%	333	18.4%
Asset Management and "Consórcios"	368	354	3.9%	349	5.2%
Asset Management	137	124	10.8%	140	-1.9%
"Consórcios"	230	230	0.1%	210	9.9%
Collection Services	311	319	-2.5%	328	-5.0%
Others	189	106	77.5%	79	137.9%
Total Fees	**4,886**	**5,007**	**-2.4%**	**4,332**	**12.8%**

Fees amounted to R$ 4,886 million in 1Q24, a 2.4% drop over three months, due to reduced brokerage and securities placement revenues, alongside seasonal impacts on specific lines such as cards and insurance. In a year-over-year basis, fees experienced an increase of 12.8%, highlighted by revenues from insurance, cards, credit operations, and securities brokerage and placement.

Evolution of total fees

R$ million



+12.8%
-2.4%
4,332
4,412
4,707
5,007
4,886
1Q23
2Q23
3Q23
4Q23
1Q24

1Q24 fees breakdown

R$ million



4,332
42
31
195
61
112
18
-16
109
4,886
1Q23
Cards
Current Account Services
Insurance Fees
Securities Brokerage and Placement
Credit Operations
Asset Management and "Consórcios"
Collection Services
Others
1Q24

Cards

Card revenues totaled R$ 1,238 million in 1Q24, decreasing 5.3% for the quarter, impacted by the seasonal effect of increased consumer spending at the end of the year. Compared to 1Q23, these revenues grew by 3.5%, primarily due to a 14.3% growth in credit turnover, resulting from the higher number of transactions and average spending[1].

Cards are one of our strategic businesses, enhancing our profitability and customer loyalty. As of March 2024, 86% of our total cardholders also had an account with the Bank.

Turnover and average spending[1]

R$ billion



100
105
109
119
113
81.9
83.7
86.2
96.2
89.6
26.6
26.5
26.8
29.7
26.5
55.2
57.2
59.3
66.5
63.1
1Q23
2Q23
3Q23
4Q23
1Q24
Credit
Debit
Average Spending¹ (base 100)

Card revenues

R$ million



1,196
1,171
1,198
1,308
1,238
1Q23
2Q23
3Q23
4Q23
1Q24

(1) Credit Spending.

Insurance

Insurance fees came to R$ 951 million in 1Q24, falling by 7.0% for the quarter, given the higher number of policy renewals concentrated in the previous quarter. In comparison with the same period last year, these revenues advanced by 25.9%, across both the Open and Related insurance categories.

Insurance Revenue

R$ million


756
795
946
1,023
951
1Q23
2Q23
3Q23
4Q23
1Q24

Securities Brokerage and Placement

Securities brokerage and placement service fees were R$ 394 million during the period, down by 17.0% over the quarter, mainly influenced by the performance of securities placement revenues. When compared to the same period in the previous year, these revenues rose by 18.4%, due to higher securities placement revenues.

Securities brokerage and placement revenues

R$ million


333
405
390
475
394
1Q23
2Q23
3Q23
4Q23
1Q24

Current Account

Current account service fees amounted to R$ 851 million in 1Q24, experiencing a decrease of 0.5% over three months. In comparison to 1Q23, these revenues saw a 3.8% increase, owing to the expansion of the account holder base, fee adjustments, and the positive impact of PIX for business customers.

Current account revenues

R$ million


39.1
40.3
41.5
42.2
43.1
819
819
853
855
851
1Q23
2Q23
3Q23
4Q23
1Q24
Current Account Services
Account holders (millions)

Asset Management and "Consórcios"

Asset management and "consórcios" fees totaled R$ 368 million for the quarter, representing a 3.9% rise over three months, on the back of higher investment fund management revenues. In the "consórcios" segment, these revenues grew by 0.1% over the quarter and 9.9% annually, attributable to the growth in production throughout the last quarters.

Asset Management and "Consórcio" revenues

R$ million


349
339
360
354
368
210
213
222
230
230
140
126
138
124
137
1Q23
2Q23
3Q23
4Q23
1Q24
Asset Management
"Consórcios"

Credit operations and Collections

Fees from credit operations hit R$ 583 million in 1Q24, reflecting an increase of 2.8% over three months and 23.9% in the annual comparison. In the year, these revenues were mostly fueled by higher loan origination revenues, given the gradual resumption of growth. Meanwhile, collection service revenues totaled R$ 311 million during the period, declined by 2.5% over three months, due to quarter's seasonal effect, and reduced 5.0% in a year-on-year basis, due to lower collection revenues.

Allowance for loan losses and cost of risk

R$ million



4.5%[1]
4.5%[2]
4.3%
4.0%[3]
3.8%[3]
11,000
6,765[1]
5,980[2]
4,530
5,618
6,837
6,105[3]
6,043
7,699
7,162
6,487
6,924
6,765
-934
-1,182
-869
-820
-723
1Q23
2Q23
3Q23
4Q23
1Q24
LLP
Recovery of written-off loans
Cost of risk - 12M
Considering the extraordinary events
Including specific case in Wholesale

Managerial allowance for loan losses amounted to R$ 6,043 million in 1Q24, decreasing by 1.0% over the quarter and 10.7% in the year, due to reduced loan losses provision expenses, which is mainly attributed to the better quality of our new loan vintages.

Managerial loan losses provision expenses in 1Q24 decreased by 2.3% over three months and 12.1% for the year, reflecting the quality of new loan vintages, particularly in the retail segment.

Revenue from the recovery of written-off loans reached R$ 723 million in the quarter, down by 11.8% in three months and 22.6% over the year, underscoring the quality of the new vintages. We have prioritized renegotiations with higher quality, impacting the volume. We continue to maintain a good level of recovery, underscoring the efficiency of our operating strategy, which is built upon excellence, technology, and data utilization, enabling a more accurate assessment of our customers' life stages.

The managerial twelve-month cost of risk[3] was 3.8%, declining by 0.2 p.p. in the quarter and 0.8 p.p. over the year, given the improved performance of the new vintages, sustaining a positive trend.

Coverage ratio (Over 90 days)



244%
214%
230%
222%
209%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24

The coverage ratio reached 209% in March 2024, down by 13 p.p. in the quarter and 35 p.p. in the year.

The balance of allowance for loan losses was R$ 34,796 million in March 2024, falling by 1.6% in three months and 9.6% in the year, due to the improved quality of the loan portfolio.

Required provisions dropped by 2.1% over a three-month period and 6.0% in twelve months.

(1) Disregarding the effect of the additional provision booked in 1Q23. (2) Disregarding the impact of the additional provision reversal in 2Q23. (3) Disregarding the provision booked for a specific case in wholesale in the 4Q23. Considering this provision, the cost of risk 12M was 3.9% in the 1Q24 and 4.1% in the 4Q23.

NPL Formation[1]


1.56%
1.70%
1.32%[2]
1.05%
1.36%
1.32%
7,618
6,604[2]
8,501
5,250
6,839
6,820
1Q23
2Q23
3Q23
4Q23
1Q24
NPL formation w/o renegotiated portfolio (R$ million)
NPL formation w/o renegotiated portfolio over the total portfolio[1]

(1) NPL Formation ex-renegotiated loans is calculated by adding the portfolio written-off as loss during the period to changes in the balance of the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter. (2) Disregarding the active portfolio sale amounting to R$ 1.9 billion in 2Q23.

Recurring NPL formation totaled R$ 6,820 million in 1Q24, meaning a decrease of R$ 20 million for the quarter, primarily influenced by the improved quality of the loan portfolio. The recurring NPL formation to loan portfolio ratio came to 1.32% in the quarter, down by 0.04 p.p in three months and 0.24 p.p. over the year.

Write-off


1.38%
1.54%
1.35%
1.18%
1.17%
6,822
7,675
6,754
6,026
6,110
1Q23
2Q23
3Q23
4Q23
1Q24
Write-off (R$ million)
Write-off over loan portfolio[3]

Write-off reached R$ 6,110 million in 1Q24, an increase of 1.4% or R$ 83 million over the quarter. The write-off to loan portfolio ratio was 1.17% for the quarter, marking a decrease of 0.01 p.p. in three months and 0.21 p.p. over the year.

Renegotiated loan portfolio[4]


54.4%
53.1%
52.7%
53.8%
54.3%
7.4%
7.1%
6.8%
6.3%
6.0%
36,844
20,031
35,600
18,909
34,334
18,108
32,761
17,628
31,696
17,220
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
Renegotiated Portfolio (R$ million)
Allowance for loan losses over renegotiated portfolio (R$ million)
Provisioning ratio
Renegotiated Portfolio to total portfolio ratio

Renegotiated portfolio totaled R$ 31,696 million in March 2024, declining by 3.3% in three months and 14.0% over twelve months. In the quarter, the renegotiated portfolio provisioning ratio was 54.3%, an increase of 0.52 p.p. over the quarter and a decrease of 0.04 p.p. for the year. The renegotiated portfolio to the total loan portfolio ratio hit 6.0%, down by 0.3 p.p. in comparison to the 4Q23 and 1.3 p.p. relative to March 2023.

(3) Average loan portfolio balance for the last two quarters. (4) These operations include loan agreements that have been renegotiated to enable payment under mutually agreed conditions with customers, including renegotiations of loans that had been written off in previous periods.

Loan quality

NPL ratio (over 15 to 90-days)[1]


6.5%
5.9%
5.6%
5.2%
5.1%
4.5%
4.2%
4.0%
3.8%
3.8%
1.9%
1.8%
1.9%
1.7%
2.0%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
Corporate and SMEs
Individuals
Total


5.5%
5.3%
5.0%
4.8%
4.9%
0.2%
0.1%
0.5%
0.1%
0.4%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
SMEs
Wholesale

NPL ratio over 15-to-90-days was 3.8% in March 2024, remaining stable over the quarter and falling by 0.7 p.p. in the year, while still showing a significant improvement among individuals, which underscores the quality of our new loan vintages. Among Corporate & SME customers, the indicator advanced by 0.2 p.p. for the quarter and 0.1 p.p. for the year, due to the Wholesale segment.

Within the Individuals segment, the NPL ratio over 15-to-90-days hit 5.1% in March 2024, down by 0.1 p.p. for the quarter and 1.4 p.p. on an annual basis. In the Corporate & SME segment, this ratio came to 2.0%, rising by 0.2 p.p. for the quarter and 0.1 p.p. over the year.

Among SMEs, the indicator was 4.9%, marking a rise of 0.1 p.p. from the previous quarter and a drop of 0.6 p.p. for the year.

For Corporate customers, the ratio stood at 0.4%, showing an increase of 0.2 p.p. over the quarter and 0.2 p.p. in the year.

NPL ratio (over 90-days)[1]


4.5%
4.8%
4.2%
4.3%
4.3%
3.2%
3.3%
3.0%
3.1%
3.2%
1.4%
1.4%
1.3%
1.4%
1.5%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
Corporate and SMEs
Individuals
Total


4.2%
4.2%
3.9%
4.1%
4.4%
0.1%
0.1%
0.1%
0.1%
0.1%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
SMEs
Wholesale

NPL ratio over-90-days reached 3.2% in March 2024, advancing by 0.1 p.p. over the quarter, but remaining stable over the year. Among individuals, this ratio rose by 0.1 p.p. in the quarter and declined by 0.1 p.p. over the year. Meanwhile, in the Corporate segment, the ratio increased by 0.1 p.p., both quarterly and annually, attributed to SMEs.

Within individual customers, the NPL ratio over-90-days reached 4.3% in the quarter, climbing by 0.1 p.p. over the quarter and decreasing by 0.1 p.p. annually. Among Corporate & SME customers, this ratio stood at 1.5% in March 2024, meaning an increase of 0.1 p.p. both quarterly and annually.

For SMEs, the ratio came to 4.4%, implying increases of 0.3 p.p. for the quarter and 0.2 p.p. for the year, due to quarter's seasonal effect.

In the Corporate segment, the ratio hit 0.1%, falling by 0.1 p.p. both quarterly and annually, staying within controlled levels.

(1) There was a migration of portfolio balances between the SME and Corporate segments. Consequently, we have reclassified the 2023 information to ensure better comparability.

Expenses

R$ million

	1Q24	4Q23	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Outsourced Services, Transports, Security and Financial System Services	(959)	(1,142)	-16.0%	(925)	3.7%
Advertising, promotions and publicity	(152)	(240)	-36.7%	(164)	-7.5%
Data processing	(625)	(664)	-5.9%	(629)	-0.6%
Communications	(76)	(82)	-7.3%	(80)	-5.4%
Rentals	(195)	(207)	-5.9%	(226)	-13.9%
Maintenance	(70)	(88)	-20.8%	(74)	-5.4%
Water, Electricity and Gas	(46)	(44)	4.1%	(45)	3.1%
Material	(30)	(35)	-13.5%	(25)	18.0%
Other	(283)	(336)	-15.7%	(293)	-3.2%
Subtotal	**(2,436)**	**(2,838)**	**-14.2%**	**(2,461)**	**-1.0%**
Depreciation and Amortization[1]	(802)	(793)	1.2%	(759)	5.7%
Total Administrative Expenses	**(3,238)**	**(3,630)**	**-10.8%**	**(3,220)**	**0.6%**
Compensation[2]	(2,018)	(1,970)	2.4%	(1,846)	9.3%
Charges	(583)	(525)	11.1%	(500)	16.6%
Benefits	(425)	(419)	1.4%	(390)	8.8%
Training	(19)	(20)	-5.5%	(21)	-6.7%
Other	(15)	(17)	-16.3%	(20)	-27.7%
Total Personnel Expenses[2]	**(3,059)**	**(2,952)**	**3.6%**	**(2,777)**	**10.2%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	(5,495)	(5,789)	-5.1%	(5,237)	4.9%
Total General Expenses	**(6,297)**	**(6,582)**	**-4.3%**	**(5,997)**	**5.0%**

General expenses were R$ 6,297 million in 1Q24, down by 4.3% in three months, primarily due to lower administrative expenses. Compared to the same period in the previous year, expenses increased by 5.0%, affected by the rise in personnel expenses. During the quarter, expenses associated with business expansion[3] accounted for 1.0% of the quarterly decrease, while recurring expenses represented 3.3% of the reduction on the same comparison basis.

Administrative expenses, excluding depreciation and amortization, totaled R$ 2,436 million in 1Q24, implying a decrease of 14.2% for the quarter due to lower expenses related to specialized technical services and outsourced services, advertising costs and data processing, both reflecting the quarter's seasonal effect in 4Q23. When compared to the same period in the previous year, these expenses saw a decrease of 1.0%, due to lower costs associated with advertising, communications and rentals. Depreciation and amortization expenses, excluding the impact of goodwill, were R$ 802 million in 1Q24, a 1.2% rise for the quarter. In a year-over-year basis, these expenses rose by 5.7% in comparison to the same period of 2023, attributable to investments in software and hardware.

During the quarter, personnel expenses amounted to R$ 3,059 million, an increase of 3.6% in three months, attributed to higher compensation and related charges. Compared to the same quarter of the previous year, these expenses climbed by 10.2%, driven by the 2023 collective bargaining agreement, applied to the salary base starting in September 2023.

Evolution of general expenses

R$ million


5,997
759
2,461
2,777
1Q23
6,039
784
2,492
2,762
2Q23
6,095
797
2,505
2,793
3Q23
6,582
793
2,838
2,952
4Q23
6,297
802
2,436
3,059
1Q24
Personnel Expenses
Administrative Expenses
Depreciation and Amortization¹

(1) Excluding 100% of goodwill amortization expenses, which amounted to R$ 85 million in 1Q24 and R$ 85 million in 4Q23. (2) Including profit-sharing. (3) Expenses with business expansion includes expenses that must support our future growth, such as software amortization and commissions with third-parties in boosting sales.

Quarterly change in general expenses

R$ million


-285 MM
6,582
-65
-1.0%[1]
-220
-3.3%[1]
6,297
4Q23
Expenses with business expansion [2]
Recurring Expenses
1Q24

Annual change in general expenses

R$ million


+301 MM
5,997
73
+1.2%[1]
228
+3.8%[1]
6,297
1Q23
Expenses with business expansion [2]
Recurring Expenses
1Q24

(1) Variations in relation to the total of the previous period. (2) Expenses with business expansion includes expenses that must support our future growth, such as software amortization and commissions with third-parties to boost up sales.

Employees


53,556
55,171
55,739
55,611
55,210
1Q23
2Q23
3Q23
4Q23
1Q24

Stores and points of sale


2,962
2,887
2,756
2,677
2,588
1Q23
2Q23
3Q23
4Q23
1Q24

Efficiency Ratio


41.1%
43.1%
42.5%
43.0%
39.7%
1Q23
2Q23
3Q23
4Q23
1Q24

The efficiency ratio reached 39.7% in 1Q24, declining by 3.3 p.p. in the quarter, benefited by the revenue growth and decline in expenses during the period. In comparison to the same period last year, the ratio fell by 1.4 p.p. in twelve months, attributable to an increase in revenue generation from the evolution of net interest income and fees, which outpaced the rise in expenses due to business expansion and the 2023 collective bargaining agreement applied to the salary base starting from September 2023. We remain committed to controlling essential operating costs, fostering the optimization of our processes.

Other Operating Income and Expenses

R$ million	1Q24	4Q23	1Q24 x 4Q23	1Q23	1Q24 x 1Q23
Results from credit cards	(564)	(531)	6.2%	108	n.a.
Provisions for contingencies	(907)	(1,033)	-12.2%	(1,144)	-20.7%
Other	(1,061)	(640)	65.8%	(566)	87.5%
Other Operating Income (Expenses)	(2,532)	(2,205)	14.9%	(1,601)	58.2%

Other operating income and expenses amounted to a net expense of R$ 2,532 million in the 1Q24 and rising 14.9% in the quarter and 58.2% in the year.

Balance Sheet

R$ million

	Mar/24	Dec/23	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23
Current Assets and Long-term Assets	**1,155,450**	**1,138,641**	**1.5%**	**1,034,872**	**11.7%**
Cash and Cash Equivalents	8,574	10,109	-15.2%	15,913	-46.1%
Interbank Investments	112,024	113,861	-1.6%	76,116	47.2%
Securities and Derivative Financial Instruments	283,645	277,066	2.4%	240,908	17.7%
Interbank Accounts	108,759	105,455	3.1%	101,032	7.6%
Lending Operations	408,697	395,388	3.4%	382,587	6.8%
Other Receivables	231,293	234,654	-1.4%	216,052	7.1%
Other Assets	2,459	2,109	16.6%	2,264	8.6%
Permanent Assets	**14,026**	**14,556**	**-3.6%**	**14,398**	**-2.6%**
Temporary Assets	775	939	-17.5%	985	-21.3%
Fixed Assets	5,381	5,655	-4.8%	6,199	-13.2%
Intangibles	7,870	7,962	-1.1%	7,214	9.1%
Total Assets	**1,169,476**	**1,153,196**	**1.4%**	**1,049,270**	**11.5%**
Current Liabilities and Long-term Liabilities	**1,081,378**	**1,065,951**	**1.4%**	**965,210**	**12.0%**
Deposits	472,913	475,702	-0.6%	429,480	10.1%
Money Market Funding	139,913	134,794	3.8%	115,061	21.6%
Funds from Acceptance and Issuance of Securities	151,072	149,203	1.3%	139,765	8.1%
Interbank Accounts	1,791	17	n.a.	2,199	-18.6%
Interbranch Accounts	3,556	6,421	-44.6%	3,841	-7.4%
Borrowings	84,309	77,303	9.1%	68,733	22.7%
Domestic Onlendings - Official Institutions	9,652	12,333	-21.7%	13,955	-30.8%
Derivative Financial Instruments	25,359	25,607	-1.0%	23,015	10.2%
Other Payables	192,811	184,572	4.5%	169,159	14.0%
Minority Interest	**1,070**	**1,161**	**-7.8%**	**1,358**	**-21.2%**
Equity	**87,029**	**86,084**	**1.1%**	**82,701**	**5.2%**
Total Liabilities	**1,169,476**	**1,153,196**	**1.4%**	**1,049,270**	**11.5%**
Equity (excluding goodwill)	**86,221**	**85,197**	**1.2%**	**81,445**	**5.9%**

Total assets amounted to R$ 1,169 billion in March 2024, marking an increase of 1.4% over three months, primarily driven by the expansion of the loan portfolio. When compared to the same period in the previous year, there was a rise of 11.5%, reflecting growth in the loan portfolio, interbank investments, and securities. Shareholders' equity came to R$ 87,029 million for the period, increasing by 1.1% in three months and 5.2% over twelve months, or R$ 86,221 million excluding the goodwill balance, advancing by 1.2% for the quarter and 5.9% for the year.

Securities

R$ million

	Mar/24	Dec/23	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23
Public securities	176,675	169,160	4.4%	156,012	13.2%
Private securities	79,245	79,839	-0.7%	60,166	31.7%
Financial instruments	27,724	28,067	-1.2%	24,730	12.1%
Total	**283,645**	**277,066**	**2.4%**	**240,908**	**17.7%**

The securities portfolio reached R$ 283,645 million in March 2024, registering growth of 2.4% in three months, largely influenced by the increase in public securities (+4.4%). Over twelve months, the portfolio grew by 17.7%, attributed to the rise in the balance of both public and private securities (+13.2% and +31.7%, respectively).

Expanded loan portfolio

R$ million

	Mar/24	Dec/23	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23	
Individuals	246,717	239,880	2.9%	228,735	7.9%	
Consumer Finance[1]	72,211	69,725	3.6%	67,133	7.6%	11.0%[2]
SMEs[3]	68,883	67,409	2.2%	61,957	11.2%	
Corporate[3]	137,542	139,604	-1.5%	142,490	-3.5%	
Total	**525,353**	**516,618**	**1.7%**	**500,314**	**5.0%**	5.4%[2]
Private Securities	61,498	62,145	-1.0%	53,169	15.7%	
Guarantees	67,168	64,278	4.5%	51,580	30.2%	
Expanded Portfolio	**654,020**	**643,040**	**1.7%**	**605,063**	**8.1%**	8.5%[2]

The loan portfolio totaled R$ 525,353 million in March 2024, climbing by 1.7% from the previous quarter (or 1.4% disregarding the effects of exchange rate fluctuations), primarily fueled by a 2.9% rise in loans to individuals. In twelve months, the loan portfolio grew by 5.0% (or 5.2% excluding exchange rate fluctuations), highlighted by a 7.9% increase in loans to individuals and 7.6% in consumer finance (or 11.0% disregarding the impact of Banco PSA). The companies' loan portfolio amounted to R$ 206,425 million, showing a decrease of 0.3% over three months but a 1.0% growth over twelve months (or decrease of 1.0% in three months and rise of 1.3% in twelve months, when excluding currency impact), while the corporate segment came to R$ 137,542 million, down by 1.5% quarterly and 3.5% annually (or declines of 2.4% in three months and 3.0% in twelve months, if we disregard the effects of exchange rate fluctuations).

The expanded loan portfolio, which includes structured capital market operations involving credit risk and guarantees, reached R$ 654,020 million, climbing by 1.7% from the previous quarter and 8.1% over the year (or 1.5% in three months and 8.2% over twelve months, excluding the impact of exchange rate fluctuations), primarily driven by guarantees during the quarter and by the rapid growth in securities and guarantees over the year.

Our consumer finance portfolio grew by 3.6% over the quarter and 7.6% in the year, despite the impact from the sale of our entire stake in Banco PSA. Excluding the effect of this stake in March 2023, the consumer finance portfolio would have seen an annual growth of 11.0%. Meanwhile, the total portfolio would have increased by 5.4% for the year, while the expanded loan portfolio would have grown by 8.5% over the same period.

The foreign currency portfolio balance, comprising dollar-indexed loans, hit R$ 47,121 million, rising by 5.6% in the quarter and 4.1% over the year.

In March 2024, the expanded individual loan portfolio accounted for 40.1% of the total expanded loan portfolio, implying an increase of 0.4 p.p. from December 2023 and 0.7 p.p. from the same period in the previous year. The expanded Wholesale loan portfolio witnessed a decline in its share of the total balance by 0.5 p.p. over three months and 1.0 p.p. in the year, culminating in 37.0% for the period. The share of private securities and guarantees relative to the total came to 19.7%, remaining stable for the quarter and showing an increase of 2.4 p.p. for the year.

Quarterly change in the loan portfolio

R$ million


643,040
6,837
2,486
1,475
-2,062
-647
2,891
654,020
Dec/23
Individuals
Consumer Finance¹
SMEs³
Corporate³
Private Securities
Guarantees
Mar/24

(1) Impacted by the sale of our entire stake in Banco PSA, which had a portfolio of R$ 2,085 million as of Mar/23. (2) Changes excluding Banco PSA. (3) There was a migration of portfolio balances between the SME and Corporate segments. Therefore, we have reclassified the 2023 information to guarantee better comparability.

Loan concentration[1]

R$ million – Mar/24

	Volume (R$)	Concentration (Volume / Total Portfolio)
Biggest debtor	9,474	1.3%
10 biggest debtors	53,850	7.5%
20 biggest debtors	80,262	11.2%
50 biggest debtors	128,358	17.9%
100 biggest debtors	165,866	23.1%

In March 2024, only **23.1%** of our credit exposure was concentrated among the top 100 largest debtors.

Loan portfolio by risk level



1Q23: D-H 12%, C 8%, B 9%, A 31%, AA 41%
2Q23: D-H 12%, C 7%, B 9%, A 31%, AA 41%
3Q23: D-H 11%, C 8%, B 10%, A 30%, AA 41%
4Q23: D-H 11%, C 8%, B 10%, A 32%, AA 39%
1Q24: D-H 10%, C 8%, B 10%, A 33%, AA 38%
D-H
C
B
A
AA

In March 2024, loan portfolios rated "AA to A" accounted for 71.7% of our total loan book, rising by 0.1 p.p. in the quarter and 0.7 p.p. over the year. Portfolios rated "B to C" saw an increase of 0.5 p.p. for the quarter and 0.9 p.p. for the year, whereas "D to H" portfolios declined by 0.6 p.p. in three months and 1.5 p.p. in twelve months.

Loan portfolio by product

R$ million

	Mar/24	Dec/23	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23	
Individuals	246,717	239,880	2.9%	228,735	7.9%	
Leasing / Auto loan	6,312	5,606	12.6%	4,705	34.2%	
Credit Card	49,266	49,603	-0.7%	45,684	7.8%	
Payroll Loans	72,006	67,615	6.5%	61,660	16.8%	
Mortgages	60,158	59,503	1.1%	57,144	5.3%	
Agricultural Loans	12,501	12,030	3.9%	10,250	22.0%	
Personal Loans / Other	46,474	45,523	2.1%	49,292	-5.7%	
Consumer Finance	72,211	69,725	3.6%	67,133	7.6%	11.0%[2]
Individuals	62,498	60,027	4.1%	58,538	6.8%	
Companies	9,713	9,698	0.1%	8,595	13.0%	
Corporate and SMEs	206,425	207,012	-0.3%	204,447	1.0%	
Leasing / Auto loan	3,581	3,558	0.6%	3,348	7.0%	
Mortgages	2,272	2,268	0.2%	1,943	16.9%	
Trade Finance	36,206	36,530	-0.9%	42,393	-14.6%	
On-lending	7,842	10,620	-26.2%	12,059	-35.0%	
Agricultural Loans	12,049	10,316	16.8%	4,785	151.8%	
Working Capital / Others	144,475	143,720	0.5%	139,920	3.3%	
Total	**525,353**	**516,618**	**1.7%**	**500,314**	**5.0%**	5.4%[2]
Private securities	61,498	62,145	-1.0%	53,169	15.7%	
Guarantees	67,168	64,278	4.5%	51,580	30.2%	
Expanded Loan Portfolio[1]	**654,020**	**643,040**	**1.7%**	**605,063**	**8.1%**	8.5%[2]

(1) Including: the credit installments pending disbursement to construction companies/real estate developers; holdings in debentures, promissory notes, and mortgage receivables certificates (CRI), as well as the credit risk associated with derivatives. (2) Changes disregarding Banco PSA.

Portfolio of loans to individuals

The portfolio of loans to individuals amounted to R$ 246,717 million in March 2024, an increase of 2.9% over three months, primarily due to payroll loans, which grew by 6.5%.

Compared to March 2023, this portfolio expanded by 7.9%, highlighted by growth in payroll loans (+16.8%), credit cards (+7.8%), and mortgage loans (+5.3%).

In March 2024, 69% of the total individual loan portfolio, including Santander Financiamentos, was secured by collateral, representing an increase of 1.6 p.p. in the quarter and 3.8 p.p. over the year.

The personal credit card portfolio totaled R$ 49,266 million, marking a decrease of 0.7% during the quarter due to seasonality, and an increase of 7.8% over twelve months, reflecting the resumption in customer base growth, accompanied by increased spending.

The payroll portfolio totaled R$ 72,006 million, marking a growth of 6.5% during the quarter, and 16.8% over twelve months, growing faster than the market.

Individual loan portfolio mix by product


2.1%
4.5%
20.0%
21.5%
25.0%
27.0%
2.3%
5.0%
20.7%
19.0%
24.8%
28.2%
2.6%
5.1%
20.0%
18.8%
24.4%
29.2%
Mar/23
Dec/23
Mar/24
Payroll Loans
Mortgages
Personal Loan / Other
Credit Card
Agribusiness
Leasing / Auto Loan

Mortgage loans to individuals increased by 1.1% in the quarter and 5.3% over twelve months, reaching a total of R$ 60,158 million, contributing to our focus on collateralized products.

The personal loans/other items balance amounted to R$ 46,474 million, a quarterly increase of 2.1% and an annual decrease of 5.7%.

Mortgage

In March 2024, the mortgage loan portfolio, considering both individual and business loans, came to R$ 62,429 million, growing by 1.1% in the quarter and 5.7% from March 2023.

Evolution of the loan portfolio


R$ million
59,087
3%
97%
61,771
4%
96%
62,429
4%
96%
Mar/23
Dec/23
Mar/24
Individuals
Corporate & SMEs

Loan-to-Value Individuals (LTV)


50%
59%
49%
55%
49%
59%
Mar/23
Dec/23
Mar/24
Loan portfolio
Vintage (quarter average)

Consumer Finance

The consumer finance portfolio totaled R$ 72,211 million, advancing by 3.6% for the quarter and 7.6% over the year. It is worth noting that during this quarter we achieved record auto loan origination levels, preserving our leading position in auto loans in the country.

The consumer goods portfolio experienced a decrease of 5.7% in the quarter and a reduction of 11.3% over the year.

Consumer Finance portfolio mix



R$ million
67,133
14%
86%
69,725
12%
88%
72,211
11%
89%
Mar/23
Dec/23
Mar/24
Vehicles
Goods & Services

Auto loans

The overall portfolio of auto loans to individuals, comprising operations conducted by both the financing unit and the Bank's distribution channels, came to R$ 64,311 million in the quarter, rising by 5.4% in the quarter and 11.0% over twelve months (or an increase of 15.2% in twelve months, disregarding the impact of our stake in Banco PSA in March 2023).

We remain market leaders with a 21% share in loan portfolio of auto loans to individuals[1].

Individual loan portfolio by channel



R$ million
57,918
4,705
53,213
61,023
5,606
55,418
64,311
6,312
57,999
Mar/23
Dec/23
Mar/24
Internal channel
Santander Financiamentos

Auto loan origination



R$ million
8,374
11,814
12,442
1Q23
4Q23
1Q24

Portfolio LTV (Mar/24): **58.0%**

Corporate and SMEs loans

The expanded Corporate & SMEs loan portfolio amounted to R$ 319,685 million, marking an increase of 0.5% over three months, primarily driven by guarantees. Over the year, the portfolio grew by 6.6%, fueled by an expansion in guarantees, alongside good performances in debentures. In March 2024, 35.4% of our expanded Corporate & SMEs loan portfolio consisted of guarantees and private securities (+3.6 p.p. YoY).

The expanded Corporate loan portfolio hit R$ 241,688 million, increasing by 0.3% over three months and 5.3% in twelve months. We highlight the growth of 31.3% in guarantees and 19.8% in debentures over the year.

The expanded SMEs loan portfolio totaled R$ 77,997 million, rising by 1.0% in the quarter and 10.7% from a year earlier. Companies with annual revenues between R$ 30 million and R$ 200 million comprise 42% of all "AA-H" rated loans in the SME portfolio.

Expanded Corporate and SMEs loan portfolio mix by segment



R$ million
299,930
23%
77%
318,038
24%
76%
319,685
24%
76%
Mar/23
Dec/23
Mar/24
Corporate
SMEs

Expanded Corporate and SMEs loan portfolio mix by instrument



35.4%
64.6%
Private Securities and guarantees
Loan portfolio

(1) As of Feb/24.

Funding from clients

R$ million	Mar/24	Dec/23	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23
Demand deposits	37,484	40,967	-8.5%	36,891	1.6%
Saving deposits	57,093	58,112	-1.8%	58,650	-2.7%
Time deposits	374,283	372,200	0.6%	328,574	13.9%
Repo products[1]	18,016	21,613	-16.6%	19,120	-5.8%
Mortgage (LCI) and Agribusiness (LCA) credit notes	79,713	78,101	2.1%	64,574	23.4%
Others[2]	56,837	56,151	1.2%	58,440	-2.7%
Funding from clients	**623,427**	**627,145**	**-0.6%**	**566,249**	**10.1%**

The customer funding balance stood at R$ 623,427 million in March 2024, decreased 0.6% in the quarter and showed an increase of 10.1% over the year. This annual growth reflects higher volumes of time deposits, which have become more attractive as a form of fixed income funding given the current interest rate levels, as well as our strategic focus on investments, especially through our AAA investment advisory model. Furthermore, the 23.4% growth in mortgage credit notes ("LCI") and agribusiness credit notes ("LCA") was also noteworthy.

Loan to funding Ratio

R$ million	Mar/24	Dec/23	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23
Funding from clients (A)	**623,427**	**627,145**	**-0.6%**	**566,249**	**10.1%**
(-) Reserve Requirements	(83,824)	(81,654)	2.7%	(75,805)	10.6%
Funding Net of Reserve Requirements	**539,603**	**545,491**	**-1.1%**	**490,444**	**10.0%**
Borrowing and Onlendings	9,711	12,397	-21.7%	14,053	-30.9%
Subordinated Debts	20,395	19,627	3.9%	19,641	3.8%
Offshore Funding	97,354	90,851	7.2%	84,218	15.6%
Total Funding (B)	**667,063**	**668,366**	**-0.2%**	**608,355**	**9.7%**
Assets under management[3]	404,344	414,095	-2.4%	392,371	3.1%
Total Funding and Asset under management	**1,071,407**	**1,082,461**	**-1.0%**	**1,000,726**	**7.1%**
Total Credit[4] (C)	586,851	578,763	1.4%	553,483	6.0%
C/B (%)	88.0%	86.6%	1.4 p.p.	91.0%	-3.0 p.p.
C/A (%)	94.1%	92.3%	1.8 p.p.	97.7%	-3.6 p.p.


(C/A)
(C/B)
Funding from clients (R$ billion)
Repo products[1]
Demand deposits
Saving deposits
Others[2]
Mortgage (LCI) and Agribusiness (LCA) credit notes
Time deposits
97.7%
92.3%
94.1%
91.0%
86.6%
88.0%
566.2
627.1
623.4
3.4%
6.5%
10.4%
10.3%
11.4%
58.0%
3.4%
6.5%
9.3%
9.0%
12.5%
59.3%
2.9%
6.0%
9.2%
9.1%
12.8%
60.0%
Mar/23
Dec/23
Mar/24

Customer funding mix by segment


Corporate & SMEs
Individuals[5]
43%
57%
44%
56%
Mar/23
Mar/24

The loan portfolio to customer funding ratio was 94.1% in March 2024, meaning an increase of 1.8 p.p over the quarter and a decrease of 3.6 p.p. from the same period last year. The liquidity metric, adjusted for the impact of reserve requirements and medium/long-term funding, was 88.0%, an increase of 1.4 p.p. over three months and a decrease of 3.0 p.p. in twelve months. Santander maintains satisfactory and comfortable liquidity levels, ensuring stability between funding and lending through its consolidated funding structure.

(1) Backed by debentures. (2) Financial bills, secured real estate notes ("LIG"), and certificates of structured operations ("COE"). (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities. (5) Including the Private banking segment.

Capital

R$ million

	Mar/24	Dec/23	Mar/24 x Dec/23	Mar/23	Mar/24 x Mar/23
Tier I Capital	82,927	81,259	2.1%	78,319	5.9%
CET1	76,345	75,043	1.7%	71,676	6.5%
Additional Tier I	6,582	6,216	5.9%	6,643	-0.9%
Tier II Capital	14,083	13,644	3.2%	13,254	6.3%
Adjusted Capital (Tier I and II)	**97,011**	**94,903**	**2.2%**	**91,573**	**5.9%**
Risk Weighted Assets (RWA)	**670,660**	**654,275**	**2.5%**	**663,141**	**1.1%**
Credit Risk Capital requirement	575,061	560,781	2.5%	582,238	-1.2%
Market Risk Capital requirement	38,119	33,003	15.5%	24,143	57.9%
Operational Risk Capital requirement	57,479	60,491	-5.0%	56,760	1.3%
Basel Ratio	**14.5%**	**14.5%**	**0.0 p.p.**	**13.8%**	**0.7 p.p.**
Tier I	**12.4%**	**12.4%**	**-0.1 p.p.**	**11.8%**	**0.6 p.p.**
CET1 (%)	11.4%	11.5%	-0.1 p.p.	10.8%	0.6 p.p.
Additional Tier I (%)	1.0%	1.0%	0.0 p.p.	1.0%	0.0 p.p.
Tier II	**2.1%**	**2.1%**	**0.0 p.p.**	**2.0%**	**0.1 p.p.**

The BIS ratio reached 14.5%, stable in the quarter, chiefly on account of growth in risk weighted assets (RWA). Relative to the same period of the preceding year, the BIS ratio recorded a 0.7 p.p. rise, also attributable to a 5.9% growth in adjusted capital (Tier I and II).

Annual Evolution



13.8%
11.8%
1.0%
10.8%
0.7 p.p.
-0.1 p.p.
12.4%
1.0%
11.4%
14.5%
BIS Ratio Mar/23
Tier 1 Mar/23
Net profit, Dividends and IoC
RWA
Tier 1 Mar/24
BIS Ratio Mar/24

Quarter Evolution



14.5%
12.4%
1.0%
11.5%
0.2 p.p.
-0.3 p.p.
12.4%
1.0%
11.4%
14.5%
BIS Ratio Dec/23
Tier 1 Dec/23
Net profit, Dividends and IoC
RWA
Tier 1 Mar/24
BIS Ratio Mar/24
BIS ratio
CET 1 ratio
Complementary Capital Tier 1 ratio

Capital



13.8%
10.8%
13.5%
10.6%
14.3%
11.2%
14.5%
11.5%
14.5%
11.4%
Mar/23
Jun/23
Sep/23
Dec/23
Mar/24
BIS Ratio
CET1 Ratio

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

R$ million	1Q24	Reclassifications					1Q24
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**14,528**	**72**	**(124)**	**-**	**-**	**314**	**14,790**
Allowance for Loan Losses	(5,531)	-	132	-	-	(644)	(6,043)
Net Interest Income After Loan Losses	**8,997**	**72**	**8**	**-**	**-**	**(330)**	**8,747**
Fees	5,365	-	-	-	-	(480)	4,886
General Expenses	(5,683)	-	-	85	(599)	(100)	(6,297)
Personnel Expenses	(2,461)	-	-	-	(599)	-	(3,059)
Administrative Expenses	(3,223)	-	-	85	-	(100)	(3,238)
Tax Expenses	(1,260)	(72)	-	-	-	-	(1,332)
Investments in Affiliates and Subsidiaries	45	-	-	-	-	-	45
Other Operationg Income/Expenses	(3,434)	-	(8)	-	-	910	(2,532)
Operating Income	**4,030**	**-**	**0**	**85**	**(599)**	**-**	**3,516**
Non Operation Income	23	-	-	-	-	-	23
Net Profit Before Tax	**4,053**	**-**	**0**	**85**	**(599)**	**-**	**3,539**
Income Tax and Social Contribution	(484)	-	-	-	-	-	(484)
Profit Sharing	(599)	-	-	-	599	-	-
Minority Interest	(34)	-	-	-	-	-	(34)
Net Profit	**2,936**	**-**	**0**	**85**	**-**	**-**	**3,021**

R$ million	4Q23	Reclassifications					4Q23
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**14,091**	**(82)**	**(39)**	**-**	**-**	**(190)**	**13,780**
Allowance for Loan Losses	(6,765)	-	14	-	-	(85)	(6,837)
Net Interest Income After Loan Losses	**7,325**	**(82)**	**(25)**	**-**	**-**	**(275)**	**6,943**
Fees	5,595	-	-	-	-	(588)	5,007
General Expenses	(6,095)	-	-	85	(567)	(5)	(6,582)
Personnel Expenses	(2,386)	-	-	-	(567)	2	(2,952)
Administrative Expenses	(3,709)	-	-	85	-	(7)	(3,630)
Tax Expenses	(1,404)	82	-	-	-	-	(1,322)
Investments in Affiliates and Subsidiaries	45	-	-	-	-	-	45
Other Operationg Income/Expenses	(3,098)	-	25	-	-	868	(2,205)
Operating Income	**2,369**	**-**	**0**	**85**	**(567)**	**-**	**1,886**
Non Operation Income	53	-	-	-	-	-	53
Net Profit Before Tax	**2,421**	**-**	**0**	**85**	**(567)**	**-**	**1,939**
Income Tax and Social Contribution	334	-	-	-	-	-	334
Profit Sharing	(567)	-	-	-	567	-	-
Minority Interest	(68)	-	-	-	-	-	(68)
Net Profit	**2,119**	**-**	**0**	**85**	**-**	**-**	**2,204**

Reconciliation of accounting and managerial results

R$ million	1Q23	Reclassifications					1Q23
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,143**	**(51)**	**(254)**	**-**	**-**	**79**	**12,916**
Allowance for Loan Losses	(10,850)	-	157	-	-	3,928	(6,765)
Net Interest Income After Loan Losses	**2,293**	**(51)**	**(97)**	**-**	**-**	**4,007**	**6,152**
Fees	4,699	-	-	-	-	(368)	4,332
General Expenses	(5,431)	-	-	77	(559)	(84)	(5,997)
Personnel Expenses	(2,219)	-	-	-	(559)	2	(2,777)
Administrative Expenses	(3,212)	-	-	77	-	(86)	(3,220)
Tax Expenses	(1,165)	51	-	-	-	-	(1,114)
Investments in Affiliates and Subsidiaries	42	-	-	-	-	-	42
Other Operationg Income/Expenses	1,617	-	97	-	-	(3,315)	(1,601)
Operating Income	**2,055**	**-**	**-**	**77**	**(559)**	**240**	**1,814**
Non Operation Income	81	-	-	-	-	-	81
Net Profit Before Tax	**2,136**	**-**	**-**	**77**	**(559)**	**240**	**1,895**
Income Tax and Social Contribution	513	-	-	-	-	(240)	273
Profit Sharing	(559)	-	-	-	559	-	-
Minority Interest	(27)	-	-	-	-	-	(27)
Net Profit	**2,063**	**-**	**-**	**77**	**-**	**(0)**	**2,140**

(1) Foreign Exchange Hedge: gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (stores and subsidiaries);
(2) Credit Recovery: Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(3) Amortization of Goodwill: reversal of goodwill amortization expense;
(4) Other events:
In 1Q24 we reclassified some lines that were allocated in Other Operating Income/Expenses to Net Interest Income, Fees and General Expenses lines. Therefore, we have reclassified the 2023 information to guarantee better comparability.

2023
1Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Allowance for Loan Losses, Other Operating Income/Expenses, and Income Tax and Social Contribution: extraordinary event concerning the reversal of provisions for tax risks, related to the legal discussion surrounding Law No. 9,718/1998, whose assessment of loss risk was classified as possible, thus not requiring provisioning. This generated a positive managerial result of R$ 4.2 billion, recorded as other operating revenues, was offset by additional provisions for balance sheet strengthening, which were recorded as allowance for loan losses. Further details can be found in the BRGAAP Financial Statement, Note 19. (Provisions, Contingent Liabilities, Contingent Assets, and Legal Obligations - Tax and Social Security).
4Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance revenues from Fees to Other Operating Income/Expenses.

2024
1Q24: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance revenues from Fees to Other Operating Income/Expenses.